Touchstone Strategic Trust
303 Broadway, Suite 1100
Cincinnati, Ohio 45202

September 19, 2007

VIA EDGAR

US Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:      Request for Withdrawal of a Registration Withdrawal Request for
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         Touchstone Strategic Trust (File Nos. 333-134486 and 811-3651)
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Ladies and Gentlemen:

Touchstone Strategic Trust (the "Registrant"), on behalf of Touchstone Small Cap Growth Fund, respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the registration withdrawal request filed with the Commission on September 18, 2007.

This withdrawal is being made to correct a technical error that occurred during the filing of the registration withdrawal request.

On behalf of the Registrant, I respectfully submit this application for withdrawal of the filing made on September 18, 2007.

Please contact me at (513) 362-8217 with your questions or comments.

Sincerely,

/s/ Jay S. Fitton
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Jay S. Fitton